UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

POTBELLY CORPORATION

(Name of Subject Company)

POTBELLY CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

73754Y 100 (CUSIP Number of Class of Securities)

Adiya Dixon

Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary

500 W Madison St. Suite 1000

Chicago, Illinois 60661

(312) 951-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Robert M. Hayward, P.C.

Ashley Sinclair

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Potbelly Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 23, 2025.

The Schedule 14D-9 relates to the tender offer by Hero Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of RaceTrac, Inc., a Georgia corporation (“Parent” or “RaceTrac”), to purchase, subject to certain conditions, any and all of the outstanding Shares at a price of $17.12 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed with the SEC on September 23, 2025 by Purchaser and Parent (together with any amendments and supplements thereto). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 9, 2025 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

By adding a new section titled “ —Expiration of the Offer Period; Completion of the Merger” immediately before the section titled “—Cautionary Statement Regarding Forward-Looking Statements” on page 46 of the Schedule 14D-9 as follows:

“Expiration of the Offer Period; Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on Wednesday, October 22, 2025 (such date and time, the “Expiration Time”). Equiniti Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), advised Purchaser that, as of the Expiration Time, 28,280,576 Shares (excluding, for the avoidance of doubt, Shares presented pursuant to guaranteed delivery procedures which have not yet been “received,” as such term is defined by Section 251(h) of the General Corporation Law of the State of Delaware) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 90.7% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Condition was satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser accepted for payment the Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time. Parent has transmitted payment for such Shares to the Depositary, which will disburse the Offer consideration to tendering Company stockholders whose Shares have been accepted for payment in accordance with the terms of the Offer.

The Company and Parent effected the Merger on October 23, 2025, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into the Company, and the Company surviving as a wholly owned subsidiary of Parent.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Global Select Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 9. Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(18)	Press Release issued by RaceTrac, Inc., dated October 23, 2025 (incorporated by reference to Exhibit (a)(5)(A) to Amendment No. 2 to the Schedule TO filed by Parent on October 23, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POTBELLY CORPORATION

By:	/s/ Steven Cirulis
Name:	Steven Cirulis
Title:	Senior Vice President, Chief Financial Officer & Chief Strategy Officer

Dated: October 23, 2025